UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

COMMUNITY FINANCIAL SHARES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

Donald H. Wilson

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 20366P 10 0	Page 2 of 8

1	Names of reporting person Donald H. Wilson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 500,000 shares of Common Stock (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 500,000 shares of Common Stock (1)
11	Aggregate amount beneficially owned by each reporting person 500,000 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.76% (2)
14	Type of reporting person IN

(1)	The reported amount includes 400,000 shares of Common Stock issuable upon the conversion of shares of Series C Convertible Noncumulative Perpetual Preferred Stock (see Item 4 below).
(2)	Based on 6,043,688 shares of Common Stock issued and outstanding as of April 15, 2013 plus an aggregate of 400,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the shares of Series C Preferred Stock beneficially owned by the Reporting Person represents 2.6% of the voting securities of the Issuer based on 6,043,688 shares of common stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of April 15, 2013.

(2) Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Community Financial Shares, Inc. (the “Company”), a Delaware corporation, whose principal executive offices are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Donald H. Wilson (the “Reporting Person”).

(b)	Mr. Wilson’s business address is 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

(c)	On April 15, 2013, the Board of Directors of Community Financial Shares, Inc. (the “Company”) appointed Donald H. Wilson to serve as Chairman of the Board of Directors of the Company and Community Bank – Wheaton/Glen Ellyn (the “Bank”). Mr. Wilson was appointed as Chairman of the Board of Directors of the Company pursuant to the terms of the Securities Purchase Agreement, dated as of November 13, 2012, by and between the Company and the investors identified therein (the “Securities Purchase Agreement”). As previously disclosed, effective as of the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on December 21, 2012, Mr. Wilson was appointed as an advisory director of the Company pending the Company’s receipt of all regulatory approvals required to appoint him as Chairman of the Board of Directors. The Company received the requisite regulatory approvals needed to appoint Mr. Wilson as Chairman of the Board and Mr. Wilson was appointed as Chairman of the Board effective April 15, 2013.

(d)	Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Mr. Wilson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wilson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2012, the Reporting Person purchased 100,000 shares of Common Stock and 4,000 shares of Series C Convertible Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”) in a private placement with $500,000 in personal funds.

Item 4.	Purpose of Transaction

On December 21, 2012, the Reporting Person acquired 100,000 shares of Common Stock and 4,000 Series C Preferred Stock for investment purposes, pursuant to the Stock Purchase Agreement, dated November 13, 2012, among the Reporting Person, Company and the other parties signatory thereto (the “Stock Purchase Agreement”). Pursuant to the Certificate of Designations establishing the Series C Preferred Stock, each of the 4,000 shares of Series C Preferred Stock owned by the Reporting Person is convertible into such number of shares of Common Stock as is obtained by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) by (ii) $1.00 (as may be adjusted). As of the date hereof, each share of Series C Preferred Stock owned by the Reporting Person is convertible into 100 shares of Common Stock, for an aggregate of 400,000 shares of Common Stock for all of the Series C Preferred Stock. A holder of Series C Preferred Stock is entitled to cast a number of votes equal to the maximum number of shares of Common Stock in which such holder’s shares of Series C Preferred Stock are convertible.

The Reporting Person believes that the Series C Preferred Stock and the Common Stock, when purchased, represented an attractive investment opportunity.

Pursuant to the Stock Purchase Agreement, (i) the Reporting Person has certain pre-emptive rights in future issuances of securities of the Company; and (ii) as of the date of which all approvals or clearances required have been received from the Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System and the Illinois Department of Financial and Professional Regulation and any other applicable governmental agency for appointments to the Company and Bank Boards of Directors, the Reporting Person will be appointed as the Chairman of the Board to both the Company and the Bank Boards of Directors. On December 21, 2012, the Reporting Person was appointed as an advisory member of the Company and Bank Boards pending the receipt of all regulatory approvals required to appoint Mr. Wilson as a director of the Company and the Bank. As an advisory member, the Reporting Person did not have voting power or power of final decision in matters concerning the Company and the Bank, but was permitted to attend all Board meetings and was provided in the same manner as provided to all other members of the Company and Bank Boards of Directors, as applicable, notice of such meetings and copies of all minutes, consents and other materials, financial and otherwise, which the Company and the Bank provide to its respective directors. The Company and the Bank have now received the requisite regulatory approvals needed to appoint Mr. Wilson as the Chairman of the Board of the Company and the Bank and Mr. Wilson was appointed to this position on April 15, 2013.

Concurrently with the execution of the Stock Purchase Agreement, the Company and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Series C Shares under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

The foregoing summary of certain terms of the Stock Purchase Agreement, the Series C Certificate of Designations and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1, 2 and 3 to this Schedule 13D, respectively.

The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Person may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions. The Reporting Person is restricted with respect to his ability to sell his shares of Common Stock and Series C Preferred Stock by Company policy, which restricts the ability of officers and directors to sell shares of the Company’s stock only during periods in which trading is permitted by management of the Company.

Except as set forth herein and in his capacity as an advisory director to the Company and the Bank from December 21, 2012 to April 15, 2013, and his capacity as the Chairman of the Boards of Directors of the Company and the Bank effective as of April 15, 2013, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person may be deemed the beneficial owner of 500,000 shares of Common Stock (which amount includes 400,000 of Common Stock issuable upon the conversion of Series C Preferred Stock), representing 7.76% of the outstanding shares of the Common Stock after taking into account the conversion.

Based on 6,043,688 shares of Common Stock issued and outstanding as of April 15, 2013 plus an aggregate of 400,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Exchange Act. Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the Common Stock on any matter presented to the holders of Common Stock, the shares of Series C Preferred Stock beneficially owned by the Reporting Person represents 2.6% of the voting securities of the Issuer based on 6,043,688 shares of common stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of April 15, 2013.

(b) The Reporting Person shares voting and sole dispositive power over 500,000 shares of Common Stock with his wife.

(c) Other than the purchase of shares described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 4 above, in connection with the issuance of the shares of Series C Preferred Stock on December 21, 2012, the Reporting Person entered into the Stock Purchase Agreement, which is filed as Exhibit 1 to this Schedule 13D. The rights and privileges of the Series C Preferred Stock are contained in the Series C Certificate of Designations, which is referenced as Exhibit 2 to this Schedule 13D. The Registration Rights Agreement is filed as Exhibit 3 to this Schedule 13D. Other than the Stock Purchase Agreement, the Series C Certificate of Designations and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

1.	Stock Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

2.	Certificate of Designations establishing Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 26, 2012)

3.	Registration Rights Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 18, 2013	By:	/s/ Donald H. Wilson
Donald H. Wilson